PALMER CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 69847

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Palmer Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Broadway, Suite 12-129
(No. and Street)

New York	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem **212-897-1686**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs LLP
(Name -- *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***





AFFIRMATION

I, Kathy Efrem, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Palmer Capital Advisors, LLC for year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal Financial Officer

Title

Notary Public

This 25th of MARCH 2021

JENNIFER BEATRICE GUMBS
Notary Public - State of New York
NO. 01GU6045048
Qualified in Queens County
My Commission Expires Jul 17, 2022

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
              under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
              Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
              Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
              applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
              Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
              Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
              Respect to Methods of Consolidation (not applicable).
[x]   An Oath or Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
              the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ]   Rule 15c3-3 Exemption Report

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Palmer Capital Advisors LLC
39 Broadway – Suite 3300
New York, NY 10006

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palmer Capital Advisors LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Palmer Capital Advisors LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Palmer Capital Advisors LLC's management. Our responsibility is to express an opinion on Palmer Capital Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palmer Capital Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Palmer Capital Advisors LLC's auditor since 2019.

New York, NY
March 15, 2021

PALMER CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	56,304
Prepaid expenses		562
Total assets	$	56,866

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and other liabilities	$	22,119
Due to affiliate		1,100
Total Liabilities		23,219
Member's Equity		33,647
Total liabilities and member's equity	$	56,866

The accompanying notes are an integral part of these financial statements.

PALMER CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS

Palmer Capital Advisors, LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services and to engage in private placement of securities and similar services.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Income Taxes

The Company is a limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's and ultimate beneficial owners' tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2020, and December 31, 2020, the Company did not have any contract assets or contract liabilities.

NOTE 3.   RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the company and the Affiliate, the Affiliate pays for various expenses of the company without seeking reimbursement.

During the year ending December 31, 2020, the Affiliate agreed to pay expenses of approximately $32,200 on behalf of the Company without seeking reimbursement.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020 the Company's net capital was $33,085 which was $28,085 in excess of its minimum requirement of $5,000.

NOTE 5.   COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6.   NEW ACCOUNTING PRONOUNCEMENT

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020, and the Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as the effective date.

NOTE 7.   CONCENTRATIONS

All of the Company's cash is maintained in a single financial institution. The Company does not consider itself to be at risk with respect to this concentration.

NOTE 8.   COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9.   GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its members, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its member to infuse capital to cover overheard should that become necessary.